SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	December 21, 2006 at 13.00 GMT

Kanavaranta 1 00160 Helsinki P.O. Box 309 FI-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso invests in coreboard production at Wisconsin Rapids Mill

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s subsidiary Corenso will rebuild and restart paper machine (PM) 12 for coreboard production at Wisconsin Rapids Mill in response to customer needs. The capital expenditure of approximately EUR 27 million (USD 35 million) is designed to enhance asset and product quality, and improve cost competitiveness of Corenso’s North American operations. This investment also includes an upgrade of Corenso’s recycled fibre facility. As a result of this investment, board machine (BM) 13, which currently produces coreboard, will be shut down, as it has limited prospects for continued productivity.

The rebuild will start in May 2007, and is expected to be completed during the first quarter of 2008.

The rebuilt PM12 will be one of the most cost-competitive coreboard machines in North America. Production capacity will increase from 36 000 to 85 000 tonnes per year and the raw material will continue to be recycled paper and board. The coreboard will be converted to cores, for both production at Corenso’s own plants in North America and for sale to the North American core industry. End-users include paper and board, plastic film and chemical yarn producers.

“Wisconsin Rapids Mill has a rather central location to service our customers in North America. Through this investment, which is in line with our strategy to be a global provider of coreboard, cores and tubes and related services, we can improve and secure the profitability of Corenso’s business in North America,” says Pekka Suursalmi, Managing Director of Corenso United Oy Ltd.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

www.corenso.com

www.storaenso.com

Corenso United Oy Ltd. is a leading producer of coreboard and cores and tubes for industrial use. The main users of cores and tubes made from Corenso’s coreboard include manufacturers of paper and board, textile yarn, plastic films and flexible packaging and metal foil. Corenso has four coreboard mills and 15 core factories in Europe, China and North America, and associated companies in Canada and Spain. It supplies customers in more than 70 countries all over the world. Corenso is part of Stora Enso’s Industrial Packaging Business area, which produces corrugated packaging, cores, core boards, corrugated board raw material and laminating papers.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel